UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

Commission File Number 001-14928

SANTANDER UK PLC

(Translation of registrant's name into English)

2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . .. . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Companies Act 2006

Resolutions of

SANTANDER UK PLC

(the “Company”)

At the ANNUAL GENERAL MEETING OF THE COMPANY, duly convened and held at 10:00 a.m. on 2 May 2019 at 2 Triton Square, Regent’s Place, London, NW1 3AN, the following resolutions were duly passed.

Resolutions 7 to 11 were passed as Special Resolutions:

Special Resolutions

7.	THAT the Company be authorised, without conditions, to buy back its own 8⅝% preference shares. The following terms apply:

(a)	The Company may buy back up to 125,000,000 8⅝% preference shares;

(b)	The lowest price which the Company can pay for 8⅝% preference shares is 75% of the average of the market values of the preference shares for five business days before the purchase is made; and

(c)	The highest price (not including expenses) which the Company can pay for each 8⅝% preference share is 125% of the average of the market values of the preference shares for five business days before the purchase is made.

This authority shall begin on the date of the passing of this resolution and end on the conclusion of the next Annual General Meeting of the Company. The Company may agree, before this authorisation ends, to buy back its own 8⅝% preference shares even though the purchase may be completed after this authorisation ends.

8.	THAT the Company be authorised, without conditions, to buy back its own 10⅜% preference shares. The following terms apply:

(a)	The Company may buy up to 200,000,000 10⅜% preference shares;

(b)	The lowest price which the Company can pay for 10⅜% preference shares is 75% of the average of the market values of the preference shares for five business days before the purchase is made; and

(c)

The highest price (not including expenses) which the Company can pay for each 10⅜% preference share is 125% of the average of the market values of the preference shares for five business days before the purchase is made.

This authority shall begin on the date of the passing of this resolution and end on the conclusion of the next Annual General Meeting of the Company. The Company may agree, before this authorisation ends, to buy back its own 10⅜% preference shares even though the purchase may be completed after this authorisation ends.

9.	THAT the Company be authorised, without conditions, to buy back its own Series A Fixed/Floating Rate Non-Cumulative Callable Preference Shares. The following terms apply:

(a)	The Company may buy up to 13,780 Series A Fixed/Floating Rate Non-Cumulative Callable Preference Shares;

(b)	The lowest price which the Company can pay for Series A Fixed/Floating Rate Non-Cumulative Callable Preference Shares is 75% of the average of the market values of the preference shares for five business days before the purchase is made; and

(c)	The highest price (not including expenses) which the Company can pay for each Series A Fixed/Floating Rate Non-Cumulative Callable Preference Shares is 125% of the average of the market values of the preference shares for five business days before the purchase is made.

This authority shall begin on the date of the passing of this resolution and end on the conclusion of the next Annual General Meeting of the Company. The Company may agree, before this authorisation ends, to buy back its own Series A Fixed/Floating Rate Non-Cumulative Callable Preference Shares even though the purchase may be completed after this authorisation ends.

10.	THAT the Articles of Association be amended so that the text of sub-article 13.2 is deleted and the following text is inserted in its place:

“Subject to article 13.3, the quorum for directors’ meetings may be fixed from time to time by a decision of the directors, but (subject to article 13.3) it must never be less than two, and unless otherwise fixed it is two, of which at least one is an Independent Non-Executive Director.”

11.	THAT the Articles of Association of the Company be amended by inserting a new Article 27 as follows:

“RETIREMENT OF DIRECTORS BY ROTATION

At each annual general meeting of the Company every Director shall retire from office. A retiring Director may offer himself or herself for re-appointment by the members and a Director that is so re-appointed will be treated as continuing in office without a break.”

The existing Articles of Association shall be renumbered accordingly.

__________________

Certified as a true copy

Gavin White

Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

Dated: 3 May 2019	By / s / Gavin White
Gavin White
Company Secretary